Exhibit 5.1

Our ref: RZB/812949-000018/42234553v5

Critical Metals Corp. Kingston Chambers PO Box 173 Road Town, Tortola British Virgin Islands

23 February 2026

Dear Sirs

Critical Metals Corp. (the “Company”)

We have acted as counsel as to British Virgin Islands law to the Company in respect of the proposed resale of up to 2,777,600 ordinary shares in the Company with a par value of US$0.001 each (each an “Ordinary Share”) by the Selling Securityholders (as defined in the Registration Statement (as defined below)) consisting of the following:

a)	2,000,000 Ordinary Shares issued pursuant to an asset sale agreement entered into on 21 November 2025 by the Company as buyer and Swiss Commodity RE Limited as seller (the “Asset Sale Agreement”);

b)	177,600 Ordinary Shares (the “February PA Warrant Shares”) issuable upon the exercise of warrants to purchase Ordinary Shares that were issued by the Company to Placement Agents (as defined below) (the “February PA Warrants”); and

c)	600,000 Ordinary Shares (the “October PA Warrant Shares” and together with the February PA Warrant Shares, the “Warrant Shares”) issuable upon exercise of warrants to purchase Ordinary Shares that were issued by the Company to Placement Agents (as defined below) (the “October PA Warrants” and together with the February PA Warrants, the “PA Warrants” and each a “PA Warrant”).

We have been asked to provide this legal opinion in connection with the Company’s registration statement on Form F-3 dated 28 March 2025, including all amendments or supplements thereto filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “SEC Act”) (the “Registration Statement”).

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the “Registry of Corporate Affairs”) on 23 February 2026, including the Company’s Certificate of Incorporation and its Memorandum and Articles of Association (the “Memorandum and Articles”).

1.2	A list of the Company’s directors provided by the Registry of Corporate Affairs dated 23 February 2026 (the “Registry List of Directors”).

1.3	The records of proceedings available from a search of the electronic records maintained on the Judicial Enforcement Management System and the E-Litigation Portal from 1 January 2000 and available for inspection on 23 February 2026 at the British Virgin Islands High Court Registry (the “High Court Registry”).

1.4	The unanimous written resolutions of the board of directors of the Company passed on 6 October 2025, 5 December 2025 and 16 January 2026 (the “Resolutions”).

1.5	A Certificate of Incumbency dated 16 January 2026, issued by Maples Corporate Services (BVI) Limited, the Company’s registered agent (the “Registered Agent’s Certificate”).

1.6	A certificate of good standing with respect to the Company issued by the Registrar of Corporate Affairs dated 23 February 2026 (the “Certificate of Good Standing”).

1.7	A certificate from a director of the Company (the “Director’s Certificate”), a copy of which is appended to this opinion in the Appendix.

1.8	The Registration Statement.

1.9	The Asset Sale Agreement.

1.10	A letter agreement dated 12 February 2025 between Jett Capital Advisors, LLC (“Jett Capital”) and the Company to act as a placement agent in connection with that certain private placement more particularly described therein (the “February Placement Agent Agreement”).

1.11	A letter agreement dated 5 March 2025 between J.V.B. Financial Group, LLC (“Cohen & Company”), EAS Advisors, LLC (Odeon Capital Group, LLC) (“Odeon Capital” and together with Cohen & Company and Jett Capital, the “Placement Agents” and each a “Placement Agent”) to act as placement agent for the Company in connection with the private placement more particularly described therein (the “March Placement Agent Agreement”).

1.12	The form of the PA Warrants.

The documents listed in paragraphs 1.9 to 1.12 above shall be referred to collectively herein as the “Documents”.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Registry List of Directors, the Registered Agent’s Certificate, the Certificate of Good Standing and the Director’s Certificate. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.2	The Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York in the case of the Documents other than the Asset Sale Agreement and the laws of Hong Kong in the case of the Asset Sale Agreement (such laws, as applicable, the “Relevant Law”) and all other relevant laws (other than, with respect to the Company, the laws of the British Virgin Islands).

2.3	The choice of the Relevant Law as the governing law of the Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York in relation to the Documents other than the Asset Sale Agreement and the courts of Hong Kong in relation to the Asset Sale Agreement and any other relevant jurisdiction (other than the British Virgin Islands) as a matter of the Relevant Law and all other relevant laws (other than the laws of the British Virgin Islands).

2.4	Where a Document has been provided to us in draft or undated form, it will be duly executed, dated (where required to be dated) and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of a Document marked to show changes to a previous draft, all such changes have been accurately marked.

2.5	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.6	All signatures, initials and seals are genuine.

2.7	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the British Virgin Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Documents.

2.8	That all public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

2.9	The Memorandum and Articles remain in full force and effect and are unamended and that the Company had or will have sufficient authorised and unissued shares under the Memorandum and Articles at the time any of the Ordinary Shares were or are issued.

2.10	The Resolutions were each signed by all the directors in the manner prescribed in the Memorandum and Articles, including as to the disclosure of any director’s interests, and have not been amended, varied or revoked in any respect.

2.11	The members of the Company (the “Members”) have not restricted or limited the powers of the directors of the Company in any way.

2.12	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Ordinary Shares.

2.13	The Ordinary Shares issued or to be issued pursuant to the Documents have been, or will be, duly registered, and will continue to be registered, in the Company’s register of members.

2.14	The Company has received, or will receive, cash consideration or non-cash consideration in consideration for the issue of the Ordinary Shares pursuant to the Documents, and that:

(a)	none of the Ordinary Shares have been, or will be, issued for less than their par value; and

(b)	to the extent that any Ordinary Shares have been, or will be, issued, in whole or in part, for non-cash consideration, the value of the non-cash consideration and cash consideration, if any, is not less than the amount credited or to be credited for such Ordinary Shares.

2.15	At the time of the exercise of each of PA Warrant in accordance with the terms and provisions of the applicable PA Warrant (each such exercise, a “Warrant Exercise”):

(a)	the laws of the British Virgin Islands (including the Act (as defined below)) will not have changed in such way as to materially impact the Warrant Exercise;

(b)	the Company will have sufficient authorised but unissued Ordinary Shares to effect the Warrant Exercise in accordance with the applicable PA Warrant, the Memorandum and Articles and the Act;

(c)	the Company will not have been struck off or placed in liquidation;

(d)	the issue price for each Ordinary Share issued upon a Warrant Exercise will not be less than the par value of such Ordinary Share; and

(e)	the terms and provisions of the PA Warrants relating to the Warrant Exercise and the terms of the Memorandum and Articles will not have been altered, amended or restated or subject to any adjustment.

2.16	Prior to the re-sale of any Ordinary Shares issued pursuant to the PA Warrants by a Selling Securityholder as contemplated by the Registration Statement the Warrant Exercise shall have occurred.

2.17	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company is a company limited by shares incorporated with limited liability under the BVI Business Companies Act (As Revised) (the “Act”), is in good standing at the Registry of Corporate Affairs and is validly existing under the laws of the British Virgin Islands.

3.2	The Ordinary Shares issued pursuant to the Asset Sale Agreement held by the applicable Selling Securityholder to be resold as contemplated by the Registration Statement were duly authorised, and when issued and paid for in the manner described in the Asset Sale Agreement and in accordance with the Resolutions, such Ordinary Shares were legally issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members of the Company.

3.3	The Ordinary Shares to be issued by the Company upon exercise of each PA Warrant have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the applicable PA Warrant, such Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	We express no view as to the commercial terms of the Documents or whether such terms represent the intentions of the parties and we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.2	Under British Virgin Islands law, the register of members is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a British Virgin Islands court for a determination on whether the register of members reflects the correct legal position. Further, the British Virgin Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. For the purposes of the opinion given in paragraphs 3.2 and 3.3, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Ordinary Shares, then the validity of such shares may be subject to re-examination by a British Virgin Islands court.

4.3	Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

4.4	In this opinion letter, the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

4.5	The search of records of proceedings available at the High Court Registry would not reveal any proceeding which has been placed under seal or anonymised (whether by order of the Court or pursuant to the practice of the High Court Registry).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the SEC Act or the rules and regulations of the Commission thereunder.

This opinion is addressed to you and may be relied upon by you, your counsel and purchasers of Shares pursuant to the Registration Statement. This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

/s/ Maples and Calder

Maples and Calder

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